

April 28, 2015

Via E-Mail
Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

     Re: **Monster Beverage Corporation**
               Form 10-K for the Year Ended December 31, 2014
               Filed March 2, 2015
               File No. 000-18761

Dear Mr. Sacks:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/Tia L. Jenkins

                                       Tia L. Jenkins
                                       Senior Assistant Chief Accountant
                                         Office of Beverages, Apparel, and
                                       Mining